LASERSIGHT ANNOUNCES JOINT VENTURE WITH BECTON DICKINSON AND
                              FIRST QUARTER RESULTS

Winter Park, FL. (May 17, 1999) - LaserSight Incorporated (NASDAQ: LASE) today announced an alliance with Becton Dickinson Ophthalmic Systems, a Worldwide Business of Becton Dickinson and Company (NYSE:BDX). The joint venture brings together the products and expertise of two companies in the field of ophthalmology focused particularly on refractive surgery.

As part of the joint venture Becton Dickinson Ophthalmic Systems and LaserSight have entered into an exclusive arrangement to develop, manufacture and distribute keratome blades for refractive surgery. Additionally, the partnership will further expand the LaserSight product line by manufacturing cannulas, custom kits for refractive surgery and other laser vision correction related accessories. LaserSight will access Becton Dickinson's sales and distribution capabilities around the world to accelerate the launch of its products and meet the market's growing demand.

Becton Dickinson Ophthalmic Systems is the worldwide leader in the manufacture and sales of surgical blades and ophthalmic cannula under the Beaver(R) and Visitec(R) brands. The products of Becton Dickinson Ophthalmic Systems and LaserSight enjoy a reputation for excellence and innovation. This combination strategically positions the two companies to gain market share more effectively and efficiently within the rapidly growing refractive surgery market.

Separately, the Company announced financial results for the first quarter ended March 31, 1999. Revenues related to sales of laser systems, upgrades and part sales increased over the quarter ended December 31, 1998 and the quarter ended March 31, 1998.

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Revenues for the first quarter increased  approximately 17% to $4.9 million from
$4.2 million in the first quarter of 1998. The Company reported a net loss of $3.3 million, or $0.25 per share, compared to a net loss of $2.0 million reported for the first quarter of 1998 before the additional $1.1 million loss for that quarter of 1998, reflecting the effects of premiums, accretion and conversion discounts on the redemption of Series B Preferred Stock. The loss per share in the first quarter of 1998 was $0.30. The average common shares outstanding were 13,418,000 during the first quarter of 1999 compared to 10,318,000 in the first quarter of 1998.

Compared to the fourth quarter of 1998, revenues increased approximately 48% from $3.3 million. Additionally, the net loss for the first quarter of 1999 narrowed significantly compared to the net loss of $6.0 million, or $0.46 per share reported in the fourth quarter of 1998. The relative improvement during the first quarter of 1999 primarily resulted from the increased revenues and corresponding improved margin as well as a reduction of approximately $1.0 million in total operating expenses.

During the three months ended March 31, 1999 the Company sold 13 refractive laser systems to international customers compared to 8 systems during the fourth quarter of 1998. In addition to an increase in average selling price during the quarter, the terms of sale improved as a result of the markets the Company has gained access to through the CE Mark approval previously announced.

Michael R. Farris, Chief Executive Officer, commented, "We continue to be pleased with the progress we are making with our laser system and keratome products. Our strategic alliance with Becton Dickinson, a well-respected and resourceful organization, strenghthens LaserSight's position to compete with other broad line companies while allowing us to lead the industry with focused innovation. Focused on clinical quality and technological innovation, the partnership will increase LaserSight's ability to meet customer demand for its products, further establish its brand name recognition for quality and innovation, and increase market share in a rapidly growing industry."

LaserSight   Incorporated   provides  quality  technology  solutions  for  laser
refractive surgery and other innovative applications, mainly in the vision correction industry. The Company sells its products in more than 30 countries. In the United States, LaserSight's refractive scanning laser system has a pending pre-market approval application with the U.S. Food and Drug Administration and is not yet commercially available in this market.

This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, which involves risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the company's Form 10-K, Form 10-Q and Form 8-K reports.

Following are selected LaserSight financial results:

                               THREE MONTHS ENDED
                         (in 000s except per share data)

                                                    March 31, 1999              March 31, 1998
                                                    --------------              --------------


Total Revenues                                          $ 4,888                     $ 4,243
Cost of Revenues                                          2,079                       1,263
Gross Profit                                              2,809                       2,980
Research, Development and Regulatory                        781                         818
Selling, General  & Administrative                        5,404                       3,747
Loss from Operations                                     (3,376)                     (1,585)
Other Income (Expense)                                       56                        (311)
Net Loss                                                 (3,320)                     (1,964)
Preferred Stock Accretions / Dividends
    And Conversion Discounts                                 --                      (1,123)
Loss Attributable to Common Shareholders                 (3,320)                     (3,087)
Loss per Common Share - Basic and Diluted                 (0.25)                      (0.30)
Weighted Average Number of Shares Outstanding            13,418                      10,318

SELECTED BALANCE SHEET DATA (in 000s):

                                                    March 31, 1999           December 31, 1998
                                                    --------------           -----------------

Cash and Cash Equivalents                               $10,792                     $  4,438
Accounts and Notes Receivable (Current)                   9,346                        9,418
Total Current Assets                                     30,151                       22,717
Total Current Liabilities                                 8,789                        7,842
Long-Term Obligations                                       832                          560
Stockholders' Equity                                     39,614                       34,015